UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

IGI LABORATORIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

449575109

(CUSIP Number)

Stephen Morris

66 Navesink Avenue

Rumson, New Jersey 07760

Telephone: (732) 741-7846

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy To:

Brian Katz

Pepper Hamilton, LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

March 13, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ð

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449575109		13D	Page 1 of 9 Pages
1	NAME OF REPORTING PERSON STEPHEN MORRIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ð
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		ð
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 471,491*
		8	SHARED VOTING POWER 2,546,855*
		9	SOLE DISPOSITIVE POWER 471,491*
		10	SHARED DISPOSITIVE POWER 2,546,855*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,018,346*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON IN

* Excludes 200 shares held by Xenia Morris. Also excludes 50,310 shares owned by Leah Morris, 53,775 shares owned by Stephanie Morris and 56,680 shares owned by Ellen Morris, of which Mr. Morris disclaims beneficial ownership.

CUSIP NO. 449575109		13D	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON XENIA MORRIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ð
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		ð
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200*
		8	SHARED VOTING POWER 2,546,855*
		9	SOLE DISPOSITIVE POWER 200*
		10	SHARED DISPOSITIVE POWER 2,546,855*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,547,055*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%
14	TYPE OF REPORTING PERSON IN

* Excludes options to purchase 182,016 shares held by Stephen Morris and 462,968 shares held by Stephen Morris, spouse of Xenia Morris. Also excludes 50,310 shares owned by Leah Morris, 53,775 shares owned by Stephanie Morris and 56,680 shares owned by Ellen Morris, of which Mrs. Morris disclaims beneficial ownership.

CUSIP NO. 449575109		13D	Page 3 of 9 Pages
1	NAME OF REPORTING PERSON LEAH MORRIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ð (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		ð
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,310
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 50,310
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		ð
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 449575109		13D	Page 4 of 9 Pages
1	NAME OF REPORTING PERSON STEPHANIE MORRIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ð (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		ð
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,775
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 53,775
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		ð
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 449575109		13D	Page 5 of 9 Pages
1	NAME OF REPORTING PERSON ELLEN MORRIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ð (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		ð
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,680
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 56,680
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		ð
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 449575109	13D	Page 6 of 9 Pages

SCHEDULE 13D - Amendment No. 3

This Amendment No. 3 to the Schedule 13D is being filed by Stephen Morris, Xenia Morris, Leah Morris, Ellen Morris and Stephanie Morris. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended in its entirety and replaced with the following:

All funds used to purchase securities reported by the Morris Family were provided from the personal funds of Stephen and Xenia Morris.  In this categorization of personal funds included are shares and options issued by the Company as compensation to Mr. Morris for service as a director.  The aggregate purchase price of the 3,179,311 shares of Common Stock (including options) acquired by the Morris Family for their benefit is estimated to be approximately $11,969,282 and is approximately 21.2% of the outstanding shares of Common Stock of the Company (calculated in accordance with Rule 13d-3).

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 13, 2009, the Issuer and certain affiliates (the “Investors”) of Signet Healthcare Partners, G.P., a Delaware general partnership (“Signet”) entered into a Securities Purchase Agreement (the “Purchase Agreement”).  As an inducement for the Investors to enter into the Purchase Agreement and in consideration thereof, each of Stephen Morris, Frank Gerardi and Jane E. Hager, each a stockholder of the Issuer (each a “Stockholder” and, collectively, the “Stockholders”), entered into a separate Voting Agreement with the Issuer and Signet (the “Voting Agreement”).  Mr. Gerardi and Mrs. Hager beneficially own approximately 17.3% and 14.5%, respectively, of the common stock outstanding of the Issuer.

Pursuant to the Voting Agreement, each Stockholder has agreed to vote the shares of capital stock of the Issuer he or she beneficially owns (i) in favor of approving the transactions contemplated by the Purchase Agreement and any other transaction documents (the “Financing”) and any matter that could reasonably be expected to facilitate the consummation of the Financing; (ii) against approval of any proposal made in opposition to or in competition with the consummation of the Financing; and (iii) against any liquidation or winding up of the Issuer.  Each Stockholder has also granted a proxy to Signet and any officer of Signet to vote the shares of capital stock of the Issuer that he or she beneficially own in such manner, only in the event that the Stockholder (i) breaches, fails to fulfill or anticipatorily breaches his or her obligations under the Voting Agreement or (ii) is unavailable to exercise his or her right to vote.

CUSIP NO. 449575109	13D	Page 7 of 9 Pages

The foregoing references to and descriptions of the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Voting Agreement, the form of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety and replaced with the following:

(a)-(b) Stephen Morris owns and controls shares, representing 20.0% of the outstanding shares of Common Stock. This includes 289,475 shares of Common Stock held by Stephen Morris, presently exercisable options to purchase 182,016 shares of common stock held by Mr. Morris and 2,546,855 shares jointly held with Xenia Morris (with which Stephen Morris and Xenia Morris have shared voting and shared dispositive power). Xenia Morris owns and controls shares representing 17.1% of the Common Stock. These include 200 shares of common stock held by Xenia Morris and 2,546,855 shares jointly held with Stephen Morris. Xenia Morris and Stephen Morris may each be deemed to have sole voting and sole dispositive power with respect to all shares (other than jointly held shares) held by the other, however Xenia Morris’s shares have not been included in Stephen Morris’s totals and Stephen Morris’s shares have not been included in Xenia Morris’s totals. The 2,546,855 shares held jointly by Stephen and Xenia Morris have been included as shares in which they share voting and dispositive power.

Mr. and Mrs. Morris disclaim beneficial ownership of an aggregate of approximately 160,765 shares held in the aggregate by their daughters, Leah Morris (50,310 - 0.3%), Stephanie Morris (53,775 - 0.4%) and Ellen Morris (56,680 - 0.4%). Shares held by Ellen, Leah and Stephanie Morris were controlled by Stephen Morris prior to their reaching the age of majority. If such shares were included in Stephen Morris’s totals, Stephen Morris would own approximately 21.1% of the outstanding shares of Common Stock of the Company and if such shares were included in Xenia Morris’s totals, Xenia Morris would own approximately 18.1% of the outstanding shares of Common Stock of the Company.

The percentage calculations in this 13D are based on 14,923,407 shares of the Issuer’s Common Stock outstanding as of the date hereof.

The Issuer has two series of convertible preferred stock outstanding, the holders of which are entitled to vote on an as-converted basis with the holders of the Common Stock.  There are 50 shares of Series A Convertible Preferred Stock outstanding (the “Series A Stock”).  As of the date hereof, each share of the Series A Stock is convertible into 10,000 shares of Common Stock for a total of 500,000 shares.  In addition, on March 13, 2009 the Issuer issued to the Investors 202.9 shares of Series B-1 Convertible Preferred Stock (the “Series B-1 Stock”).  Each share of Series B-1 Stock is convertible into 14,634 shares of Common Stock for a total of 2,969,238 shares.  If the holders of the Series A Stock and Series B-1 Stock converted each of their Series A Stock and Series B-1 Stock, there would be 18,392,645 shares of Common Stock outstanding.

CUSIP NO. 449575109	13D	Page 8 of 9 Pages

The beneficial ownership percentages for each member of the Morris family based on this figure are as follows: Stephen Morris -16.3%; Xenia Morris - 13.9%; Leah Morris - .3%; Stephanie Morris - .3%; Ellen Morris - .3%.  The percentage calculation in this Schedule 13D excludes the shares of common stock issuable upon conversion of the secured convertible promissory notes and warrants to purchase shares of Series B-2 Preferred Stock issued in connection with the Purchase Agreement.

(c) The following table sets forth transactions which were effected by the Morris Family during the past sixty days.

Acquisition or Disposition	Type of Account	Date	Number of Shares	Price (Exercise Price if Option)	Date Option Exercisable, if Option	Comments

A	Stephen Morris	03/12/2009	714	$2.10
A	Stephen Morris	03/12/2009	745	$2.35
A	Stephen Morris	03/12/2009	1,894	$1.32
A	Stephen Morris	03/12/2009	2,083	$0.48

(d) - (e) not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended in its entirety and replaced with the following:

The information set forth or incorporated in Item 4 and Exhibit 99.1 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit 99.1

Voting Agreement, dated March 13, 2009, by and among the Stockholders, the Issuer and Signet Healthcare Partners, G.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2009

/s/ Stephen Morris
Stephen Morris

/s/ Xenia Morris
Xenia Morris

/s/ Stephanie Morris
Stephanie Morris

/s/ Leah Morris
Leah Morris

/s/ Ellen Morris
Ellen Morris